October 22, 2018
VIA EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Joseph Cascarano
Lisa Haynes Etheredge
Re:         Fluent, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 14, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 8, 2018
File No. 001-37893
Dear Mr. Cascarano and Ms. Etheredge:
Fluent, Inc. (the “Company,” “we,” “our” or “us”) submits this letter in response to the Staff’s comment letter, dated September 24, 2018, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017 filed March 14, 2018 and Form 10-Q for the Fiscal Quarter Ended June 30, 2018 filed August 8, 2018. For your convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2017
Summary of significant accounting policies
(h) Goodwill, page F-14

1.
We note goodwill represents a substantial element of your Balance Sheet. You disclose that the results of your impairment testing indicated the fair value of your reporting units exceeded their carrying amount. We note that your Information Services reporting unit has historically incurred substantial losses from operations. Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values of each reporting unit substantially exceed their carrying values. Otherwise, please disclose (either here or within Critical Accounting Policies in MD&A) the amount or percentage by which each reporting unit's fair value exceeds its carrying value.

Response: The results of our Step One quantitative assessment in connection with our goodwill impairment test on October 1, 2017 and 2016 indicated the fair value of both the Information Services segment and Performance Marketing segment substantially exceeded their related carrying values. The percentage by which the fair value of the Information Services segment exceeded its carrying value was

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
October 22, 2018

more than 160% and 70% as of October 1, 2017 and 2016, respectively. The percentage by which the fair value of the Performance Marketing segment exceeded its carrying value was more than 50% and 10% as of October 1, 2017 and 2016, respectively. In future filings, we will either (i) indicate that the fair value of the reporting unit is substantially in excess of carrying value, if applicable, or (ii) disclose the amount or percentage by which our reporting unit’s fair value exceeds its carrying value, if the fair value of the reporting unit is not substantially in excess of its respective carrying value.
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Summary of significant accounting policies
(c) Revenue recognition, page 7

2.
You disclose on page 8 that you have a right to payment from customers in an amount that corresponds directly with the value of the performance completed to date. We note that a significant portion of your accounts receivable as of June 30, 2018 and December 31, 2017 consists of unbilled revenue. Please expand your revenue policy to describe the circumstances that result in delays between revenue recognition and the issuance of customer invoices. Please tell us the extent to which your unbilled revenue balances as of June 30, 2018 have been subsequently invoiced and how long it took to issue those invoices.

Response: The majority of billings are subject to a client confirmation process, as is typical in the performance marketing industry. In general, this process typically takes less than one month to complete. At the beginning of the month following the service period, the Company contacts its customers to confirm the number of conversions for the previous month. The unbilled revenue balance, as reported in the Company’s financial disclosures, is calculated based on internally tracked conversions, net of estimated variances between this amount and the amount tracked and subsequently confirmed by customers. We note that, consistent with our revenue recognition policy, all performance obligations have been met at the end of the service period when the revenue is recognized, and that the client confirmation process is not a customer acceptance provision that could require a delay in revenue recognition. Invoices provided to the Company’s customers are typically within a 3% margin of the unbilled revenue balance.

As of July 31, 2018, over 99% of the unbilled revenue balance at June 30, 2018 had been invoiced to clients.

In future filings, we will update our revenue policy disclosure to outline the client confirmation process and highlight the short-term nature of the unbilled revenue balance, as follows:
If there is a delay between the period in which revenue is recognized and when customer invoices are issued, revenue is recognized and related amounts are recorded as unbilled revenue in accounts receivable. As of June 30, 2018 and December 31, 2017, unbilled revenue included in accounts receivable totaled $19,643 and $16,238, respectively. In line with industry practice, the unbilled revenue balance is recorded based on the Company’s internally tracked conversions, net of estimated variances between this amount and the amount tracked and subsequently confirmed by customers. The majority of invoices included within the unbilled revenue balance are issued within the month directly following the period of service.

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
October 22, 2018

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Thank you for your continued assistance with these filings. If you have any questions, please call me at (646) 356-8476.
Sincerely,
FLUENT, INC.
/s/ Ryan Perfit

Ryan Perfit
Senior Vice President, Finance and
Interim Chief Financial Officer

cc:    Daniel Barsky, General Counsel & Chief Compliance Officer
Fluent, Inc.